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Ralph De Martino
Partner
(202) 724-6848 DIRECT
ralph.demartino@afslaw.com

October 26, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	SportsMap Tech Acquisition Corp.
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2023
File No. 001-40916

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf of SportsMap, we are hereby responding to the letter dated October 23, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A, filed on October 13, 2023 (the “Proxy Statement”). For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and SportsMap’s response follows each comment.

Amendment No. 4 to Preliminary Proxy Statement filed October 13, 2023

The Background of SportsMap’s Interaction with ICI, page 121

1.	We note your revised disclosure in response to our prior comment 2 relating to the potential revenue impact if the ecommerce and automaker customers were to expand use of ICI’s solution. You disclose that based on the ecommerce customer’s footprint “as of that date,” ICI estimates certain potential sales and revenues. Please revise to clarify the date used in ICI’s projections for both the ecommerce and automaker customers.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 124 accordingly.

October 26, 2023

Certain Forecasted Financial Information for ICI, page 135

2.	We note your response to comment three. As of June 30, 2023, you disclose that $6.6 million of projected NTM Period revenue is represented by formal and informal customer commitments. It remains unclear how this $6.6 million reconciles to the previous discussion of projected SaaS and device revenue. For example in your discussion of projected SaaS revenue, you discuss $1.8 million is projected “land and expand” incremental sale growth that has been formally or informally agreed with customers that initiated SaaS contracts prior to the SmartIR launch, $2.3 million is from customers who are contracted to sell SmartIR services, $1.1 million is from specific opportunities with new SaaS customers with whom you are in mid- or late-stage discussions, and $0.5 million relates to the provision of SaaS services which have already been contracted prior to June 30, 2023. It is not clear which of these components is reflected in the $6.6 million. Similarly, it is not clear which components in your discussion of projected device revenue are included in the $6.6 million. Please clarify your disclosures accordingly.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 138 and 139 accordingly.

General

3.	We note your investor presentation filed as an exhibit to your 8-K filed August 4, 2023, which includes: (1) disclosure that the transaction implies a $149 million pro forma enterprise value; (2) a “three-year-plan” and a “two-year plan” with “annual recurring revenues” for 2023, 2024, and 2025 for “Global Online Retailer” and “Big Three Automaker;” (3) illustrative per unit economics (slide 26); (4) a table outlining your pipeline opportunities by customer type (slide 31); and (5) a proposed transaction summary outlining sources and uses (slide 33). These disclosures do not appear to be included in your preliminary proxy statement. Please provide corresponding disclosure in your proxy statement or explain why you have omitted this information from the proxy statement.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosures as follows:

•	we have revised pages 132 and 133 to include presentation of the pro forma enterprise value and proposed sources and uses, and note to the Staff that we have updated both from the versions shown in the presentation filed on August 4, 2023 in order to present more recent information that more closely aligns with the information currently included elsewhere in the Proxy Statement, including with respect to estimated transaction expenses payable in cash and in stock;

•	we have revised pages 192 and 193 to address the information covered in the Presentation relating to the “Global Online Retailer” and “Big Three Automaker,” and note separately to the Staff that those parties are the “leading ecommerce company” and “leading automaker” discussed on pages 124 and 125 of the Proxy Statement;

•	we have revised page 189 to include additional information about the illustrative per unit economics associated with the sale by ICI of both a sensing device and related software attachment; and

•	we have revised page 138 to include reference to the pipeline opportunities by customer type.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Preliminary Proxy Statement.

October 26, 2023

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow